SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 12, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

12 May 2014

Smith & Nephew plc (the "Company")

Transaction in Own Shares

The Company has today purchased 275,000 of its Ordinary Shares of US 20¢ each through UBS Limited, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 10 April 2014. These shares were issued in connection with employee share schemes in Quarter 1 2014 and have been purchased as part of a programme to keep the total issued share capital broadly constant.

The average price paid was 923.7676p per share.

The highest price paid was 926.5p per share and the lowest price paid was 917.5p per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, and previous purchases which are yet to settle, the Company holds 25,597,968 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 894,025,172 Ordinary Shares of US20¢ each. This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of LR 12.4.6.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 12, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary